Execution Version

AMENDMENT NO. 9

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 9 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of August 3, 2021, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and WELLINGTON MANAGEMENT COMPANY LLP (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 29, 2001, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1. Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement. The parties agree that this Amendment and any documents related hereto may be electronically signed. The parties agree that any electronic signatures appearing on this Amendment and any related documents are the same as handwritten signatures for the purposes of validity, enforceability and admissibility.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ THOMAS M. WARD
Name:	Thomas M. Ward
Title:	Authorized Signatory

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ ERIC TANAKA
Name:	Eric Tanaka
Title:	Managing Director

SCHEDULE A

Effective August 3, 2021

SUB-ADVISER shall manage all or a portion of the assets of the following Covered Fund(s) and shall be compensated on that portion managed, as follows:

Covered Funds	Fee
High Yield Bond Fund	0.40% on the first $100 million 0.35% on the next $150 million 0.30% on the excess over $250 million

Inflation Protected Fund	0.15% on the first $250 million 0.10% on the next $250 million 0.09% on the excess over $500 million

Mid Cap Value Fund	0.46% on the first $100 million 0.42% on the excess over $100 million

Science & Technology Fund	0.55% on the first $100 million 0.50% on the next $300 million 0.45% on the excess over $400 million

Systematic Value Fund	0.12% on the first $100 million 0.10% on the excess over $100 million